UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Metals USA, Inc.

(Name of Issuer)

Common Stock ($0.01 par value per share)

(Title of Class of Securities)

591324 20 7
(CUSIP Number)

Mark D. Wood
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL 60661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 22 Pages)

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 2 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON OO; HC

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 3 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON PN; HC

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Wellington LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 3,394,647* shares of Common Stock
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14	TYPE OF REPORTING PERSON OO; HC

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 5 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Kensington Global Strategies Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON CO; HC

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 6 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON CO

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 7 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Credit Products Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON CO; HC

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 8 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Credit Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON CO

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 9 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth C. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,394,647* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,394,647* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,647* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 16.8%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON IN; HC

* Includes 7,305 shares of common stock issuable upon exercise of warrants and 7,500 shares of common stock issuable upon exercise of vested stock options issued to James E. Bolin.

SCHEDULE 13D

13D
CUSIP No. 591324 20 7		Page 10 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Bolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒* (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,500* shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,500* shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500* shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – Approximately 0.04%* as of the date of this filing (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005).
14		TYPE OF REPORTING PERSON IN

*   On May 17, 2004, Mr. Bolin, a former employee of Citadel Investment Group, L.L.C. (“CIG”), was granted options to purchase up to 22,500 shares of Common Stock, vesting in equal installments on May 17, 2005, 2006 and 2007, for his service on the Metals USA, Inc. board of directors.  When the options were granted, Mr. Bolin was an employee of CIG.  Pursuant to a letter agreement dated November 22, 2004 (the “Letter Agreement”) with Citadel Equity Fund Ltd. (“CEF”) and Citadel Credit Trading Ltd. (“CCT”), Mr. Bolin agreed to hold such options for the benefit of and solely as the nominee of CEF and CCT, and disclaimed all legal, beneficial, economic or other interest in such options.  Further, Mr. Bolin agreed to exercise the options only pursuant to the direction of CEF and CCT and to take other actions with respect to the options or the shares underlying the options only as CEF and CCT may from time to time direct.  Other than pursuant to the Letter Agreement and as CIG’s representative on the Issuer’s board of directors, Mr. Bolin is not affiliated with CIG, CEF, CCT or any of their respective affiliates.  As a result, Mr. Bolin is a member of the group filing this Schedule 13D only to the extent of the 7,500 shares of Common Stock covered by his vested options and the Letter Agreement.

Item 1.    Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Metals USA, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Riverway, Suite 1100, Houston, Texas 77056.  This Amendment No. 2 amends and restates the initial statement on Schedule 13D dated February 23, 2004, as amended on November 22, 2004, filed by the Reporting Persons (as defined therein).

Item 2.  Identity and Background.

The names of the persons filing this statement are: (i) Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”); (ii) Citadel Limited Partnership, an Illinois limited partnership (“CLP”); (iii) Citadel Wellington LLC, a Delaware limited liability company (“Wellington”); (iv) Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“Kensington”); (v) Citadel Equity Fund Ltd., a Cayman Islands company (“CEF”); (vi) Citadel Credit Products Ltd., a Cayman Islands company (“CCP”); (vii) Citadel Credit Trading Ltd., a Cayman Islands company (“CCT”); (viii) Kenneth Griffin, an individual; and (ix) James Bolin, an individual. CIG, CLP, Wellington, Kensington, CEF, CCP, CCT and Mr. Griffin shall be collectively referred to as the “Citadel Reporting Persons.”  The Citadel Reporting Persons and Mr. Bolin shall collectively be referred to as the “Reporting Persons.”

CIG provides administrative and management services to its affiliated entities. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth in Schedule A hereto and is incorporated herein by reference. CIG is the general partner of CLP.

CLP provides investment advisory services to affiliated investment funds. CLP is the manager of Wellington and, in that capacity, makes all of the investment decisions for Wellington. CLP is also the investment advisor for Kensington, CCP, CCT and CEF and makes all of the investment decisions for such entities.

Wellington and Kensington each invest in investment funds for their own account. Wellington and Kensington collectively own, directly or indirectly, 100% of CEF.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Kensington is set forth in Schedule B hereto and is incorporated herein by reference.

CCP, a wholly-owned subsidiary of Kensington, owns 100% of CCT and invests in investment funds for its own account.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CCP is set forth in Schedule C hereto and is incorporated herein by reference.

CEF and CCT purchase, hold and sell securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth in Schedule D hereto and is incorporated herein by reference.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CCT is set forth in Schedule E hereto and is incorporated herein by reference.

Mr. Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG.  Mr. Griffin is a citizen of the United States of America.

The principal business address and the principal office of each of the Citadel Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Mr. Bolin, currently self-employed, is a former employee of CIG and a current member of the Issuer’s board of directors.  Mr. Bolin is a citizen of the United States of America and for purposes related to this Schedule 13D, his mailing address is c/o the Citadel Reporting Persons.

During the last five years, none of the Reporting Persons, or to the best of each Reporting Persons’ knowledge, any of the persons listed on Schedules A-E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable as the transaction did not involve the purchase of securities.

Item 4.  Purpose of the Transaction.

On May 18, 2005, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Flag Holdings Corporation, a Delaware corporation and affiliate of Apollo Management L.P. (“Parent”), and Flag Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).  The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into the Issuer, with the Issuer surviving  (the “Merger”).  At the effective time of the Merger, each share of Common Stock issued and outstanding (other than shares of Common Stock owned by the Issuer and its subsidiaries, Parent or Merger Sub or owned by stockholders properly exercising appraisal rights pursuant to Delaware law) will be converted into the right to receive $22 in cash, without interest (the “Merger Consideration”).  As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Parent.

The Merger Agreement provides that following the Merger: (i) the certificate of incorporation and by-laws of Merger Sub will be the certificate of incorporation and bylaws of the surviving corporation; (ii) the officers of the Issuer will remain the officers of the surviving corporation; and (iii) the board of directors of Merger Sub shall be the board of directors of the surviving corporation.  Following the effective time of the Merger, it is contemplated that the Common Stock will cease to be authorized to be quoted on the Nasdaq National Market and the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

In connection with the Merger Agreement, at the specific request of Parent, and as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, CEF and CCT (individually a “Stockholder” and collectively, the “Stockholders”) entered into a Support Agreement, dated May 18, 2005, with Parent (the “Support Agreement”).  Pursuant to the Support Agreement, the Stockholders agreed to be present (in person or by proxy) at any meeting of the Issuer’s stockholders and at every postponement or adjournment thereof and to vote or cause to be voted, all of their shares of Common Stock: (a) in favor of (1) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger and (2) any other matter that is required by law or any regulatory authority to be approved by the stockholders of the Issuer to facilitate the transactions contemplated by the Merger Agreement, including the Merger and (b) against (1) any Acquisition Proposal (as defined below) other than as contemplated by the Merger Agreement, (2) any liquidation or winding up of the Issuer and (3) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the transactions contemplated by the Merger Agreement, including the Merger.  The Support Agreement also provides that in certain limited circumstances in which a Stockholder fails either to be present at the meeting or to provide a proxy in advance of the meeting, such Stockholder grants Parent an irrevocable proxy to vote such Stockholder’s shares of Common Stock, solely on the matters described in the immediately preceding sentence, effective until the valid termination of the Support Agreement.

Each Stockholder also agreed to certain restrictions on its ability to sell or transfer its shares of Common Stock until the termination of the Support Agreement.  These restrictions include an agreement not to: (i) sell, transfer, pledge, encumber, assign, otherwise dispose of, or enter any contract, option or other arrangement or understanding to do any of the foregoing or limit its voting rights; (ii) grant any proxies or powers of attorney, deposit any shares of Common Stock into a voting trust or enter into any voting agreement; (iii) take any action that would cause any representation or warranty of the Stockholders contained in the Support Agreement to be untrue or have the effect of preventing or disabling the Stockholders from performing its obligations thereunder; or (iv)

commit or agree to do any of the foregoing.

The Support Agreement terminates upon the earlier of: (i) termination of the Merger Agreement in accordance with its terms; (ii) consummation of the Merger; (iii) any amendment to the Merger Agreement without the prior written consent of the Stockholders that reduces the Merger Consideration below $22 per share or changes the form of Merger Consideration to other than cash; or (iv) December 15, 2005.

“Acquisition Proposal” means any proposal or offer with respect to (1) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Issuer, (2) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 25% voting or economic interest in the Issuer, or (3) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 25% of the consolidated assets of the Issuer and its subsidiaries taken as a whole (including stock of the subsidiaries of the Issuer).

The summaries of the Merger Agreement and the Support Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and Support Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Except as set forth above, none of the Reporting Persons has any plan or purpose that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  For the purpose of Rule 13d-3 promulgated under the Exchange Act, as a result of the relationships described in Item 2, the Citadel Reporting Persons each may be deemed to beneficially own 3,394,647 shares of Common Stock (the “Owned Shares”), representing approximately 16.8% of the outstanding shares of Common Stock (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005 plus warrants to acquire 7,305 shares of Common Stock).  Of the Owned Shares, 7,305 represent shares of Common Stock that may be acquired upon the exercise of warrants that may be deemed to be beneficially owned by each Reporting Person and 7,500 represent shares of Common Stock issuable upon exercise of currently vested options granted to Mr. Bolin pursuant to the Issuer’s 2002 Long-Term Incentive Plan for Mr. Bolin’s service on the Issuer’s board of directors while a CIG employee.

CEF directly owns 2,376,253 shares of Common Stock (the “CEF Shares”), representing approximately 11.7% of the outstanding shares of the Issuer’s Common Stock (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005 plus warrants to acquire 7,305 shares of Common Stock). Of the CEF Shares, 5,114 represent shares of Common Stock that CEF has a right to acquire upon the exercise of warrants directly owned by it.  CEF also may be deemed to beneficially own shares of Common Stock issuable upon the exercise of  the currently vested options granted to Mr. Bolin (see below).

CCT directly owns 1,018,394 shares of Common Stock (the “CCT Shares”), representing approximately 5.0% of the outstanding shares of the Issuer’s Common Stock (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005 plus warrants to acquire 7,305 shares of Common Stock).  Of the CCT Shares, 2,191 represent shares of Common Stock that CCT has a right to acquire upon the exercise of warrants directly owned by it.  CCT also may be deemed to beneficially own shares of Common Stock issuable upon the exercise of  the currently vested options granted to Mr. Bolin (see below).

Mr. Bolin may be deemed the beneficial owner of 7,500 shares of Common Stock, representing approximately 0.04% of the outstanding shares of the Issuer’s Common Stock (based on 20,282,790 shares of Common Stock issued and outstanding as of April 29, 2005), which are issuable upon the exercise of the currently vested options granted to Mr. Bolin on May 17, 2004 for his service on Issuer’s Board of Directors.  When the options were granted, Mr. Bolin was an employee of CIG.  Pursuant to a letter agreement dated November 22, 2004 between Mr. Bolin and CEF and CCT (the “Letter Agreement”) (a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein), Mr. Bolin agreed to hold such options for the benefit of and solely as the nominee of CEF and CCT, and disclaimed all legal, beneficial, economic or other interest in such options.  Further, Mr. Bolin agreed to exercise the options only pursuant to the direction of CEF and CCT and to take other actions with respect to the options or the shares underlying the options only as CEF and CCT may from time to time direct.  The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Letter Agreement, which is filed as Exhibit 99.4 to this Statement.

Pursuant to Rule 13d-4 under the Act, this Schedule 13D shall not be deemed an admission that any of the Citadel Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of the Owned Shares.  Pursuant to Rule 13d-4 under the Act, this Schedule 13D shall not be deemed an admission that Mr. Bolin is, for purposes of Section 13(d) of the Act, the beneficial owner of the 7,500 shares of Common Stock issuable upon exercise of the vested options granted to Mr. Bolin.  Except as set forth in this Item 5(a), none of the Reporting Persons, or, to the best of its knowledge, any persons named in Schedules A-E hereto owns beneficially any shares of Common Stock.

(b)  As a result of the relationships described in Item 2, the Support Agreement described in Item 4 and the Letter Agreement described in Item 5(a), each of the Citadel Reporting Persons may be deemed to have shared power to vote or to direct the vote or shared power to dispose or direct the disposition of 3,394,647 shares of Common Stock.

As a result of the Letter Agreement described in Item 5(a), Mr. Bolin may be deemed to have shared power to vote or to direct the vote or shared power to dispose or direct the disposition of 22,500 shares of Common Stock.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Citadel Reporting Persons entered into a Joint Filing Agreement dated February 23, 2004 (a copy of which is filed as Exhibit 1 to the Schedule 13D, dated February 23, 2004) regarding the filing of the Schedule 13D, as amended.  The Citadel Reporting Persons have entered into an Amended and Restated Joint Filing Agreement regarding the filing of this statement (a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein).

See the description of the Letter Agreement set forth in Item 5, which description does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Letter Agreement, which is filed as Exhibit 99.4 to this Statement.

See the description of the Support Agreement set forth in Item 4, which description does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Support Agreement, which is listed as Exhibit 99.1 to this Statement.

Except for as set forth above, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

99.1

Support Agreement by and between Flag Holdings Corporation, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. dated May 18, 2005 (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K dated May 19, 2005)

99.2

Agreement and Plan of Merger, dated as of May 18, 2005, by and among Flag Holdings Corporation, Flag Acquisition Corporation and Metals USA, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated May 19, 2005)

99.3	Amended and Restated Joint Filing Agreement among the Citadel Reporting Persons, dated May 26, 2005

99.4	Letter Agreement, dated November 22, 2004, among James E. Bolin, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2005

CITADEL INVESTMENT GROUP, L.L.C.

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL WELLINGTON LLC

By:	Citadel Limited Partnership,
its Manager

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL EQUITY FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL CREDIT PRODUCTS LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

Kenneth Griffin

/s/ Matthew B. Hinerfeld
Signature

Matthew B. Hinerfeld /Attorney-in-Fact*
(Name/Title)

James Bolin

/s/ James Bolin
Signature

* Mathew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL INVESTMENT GROUP, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Citadel Investment Group, L.L.C. (“CIG”) are set forth below. The business address of each director or officer set forth below is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. Each occupation set forth opposite an individual’s name refers to CIG.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer	United States
Thomas Miglis	Chief Information Officer	United States
Gerald Beeson	Chief Financial Officer	United States

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL KENSINGTON GLOBAL STRATEGIES
FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Kensington Global Strategies Fund, Ltd. (“Kensington”) are set forth below.

Name and Citizenship	Title at Kensington	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Tonesan Amissah	Director	Partner
Ghana		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)

Clarendon Hugh (“Hal”) Masters	Director and Deputy Chairman	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda

Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Robin Bedford	Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Adam C. Cooper	Assistant Secretary	Senior Managing Director and
United States		General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Matthew Hinerfeld	Assistant Secretary	Managing Director and Deputy
United States		General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL CREDIT PRODUCTS LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Credit Products Ltd. (“CCP”) are set forth below.

Name and Citizenship	Title at Kensington	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Tonesan Amissah	Director	Partner
Ghana		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)

Clarendon Hugh (“Hal”) Masters	Director and Deputy Chairman	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda

Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Robin Bedford	Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Adam C. Cooper	Assistant Secretary	Senior Managing Director and
United States		General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Matthew Hinerfeld	Assistant Secretary	Managing Director and Deputy
United States		General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL EQUITY FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Adam C. Cooper	Director and Assistant Secretary	Senior Managing Director and General Counsel
United States		Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford	Director, President and Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Matthew Hinerfeld	Assistant Secretary	Managing Director and Deputy General
United States		Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL CREDIT TRADING LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Credit Trading Ltd. (“CCT”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Adam C. Cooper	Director and Assistant Secretary	Senior Managing Director and General
United States		Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford	Director, President and Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street

Hamilton HM 12
Bermuda
(business services)

Matthew Hinerfeld	Assistant Secretary	Managing Director and Deputy General
United States		Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603